
September 30, 2022

Rafael Museri
Chief Executive Officer
Selina Hospitality PLC
6th Floor, 2 London Wall Place
Barbican, London EC2Y 5AU
England

> **Re: Selina Hospitality PLC**
> **Amendment No. 2 to Registration Statement on Form F-4**
> **Filed September 29, 2022**
> **File No. 333-266715**

Dear Mr. Museri:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Form F-4 filed September 29, 2022

Exhibits

1. Please provide a legal opinion for the legality of the warrants. We note that the warrants are governed by the laws of the State of New York. For guidance, refer to Section II.B.1.f. of Staff Legal Bulletin No. 19.

2. We note the statement in the legality opinion in regards to the New Shares that "no further amounts will be payable to the Company in respect thereof." Please revise the opinion to address whether the New Shares will be non-assessable. The opinion should opine upon whether the New Shares are non-assessable based on the meaning of that term as

Rafael Museri
Selina Hospitality PLC
September 30, 2022
Page 2

understood under U.S. law. For guidance, refer to Section II.B.1.c. of Staff Legal Bulletin No. 19.

3.   We note that Section 6 of the legal opinion states that "This opinion is given for the sole benefit of the Company . . .It is not to be disclosed in whole or in part (including summarised in whole or in part) transmitted to or used or relied upon by any other person . . . ." Please revise the the opinion to remove these limitations. For guidance, refer to Section II.B.3.d. of Staff Legal Bulletin No. 19.

    You may contact Paul Cline at 202-551-3851 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Ben Stein